# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: RedCloud Holdings plc, CIK 0002027360
CUSIP: G71115102
Title of class of securities: Ordinary shares, par value (pound)0.002 per share
Address of issuer's principal executive offices: 50 LIVERPOOL STREET, London, United Kingdom (X0), EC2M 7PY
Date of event which requires filing of this statement: 03/24/2025
Filed by CIK 0002070908
Persons authorized to receive notices and communications: Nikolaus Senn, 50 Liverpool Street,, London, United Kingdom (X0), EC2M 7PY, 44 (0) 207 754 3735

## Reporting persons
- Nikolaus Senn (CIK 0002070908): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: personal funds (PF); sole voting power 7,251,524; shared voting power 0; sole dispositive power 7,251,524; shared dispositive power 0; aggregate amount beneficially owned 7,251,524 (16.4% of the class)
  Comment: (1) Includes 135,000 shares issuable upon exercise of options for the purchase of ordinary shares, which are exercisable within 60 days of March 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value (pound)0.002 per share
Name of issuer: RedCloud Holdings plc
Address of issuer's principal executive offices: 50 LIVERPOOL STREET, London, United Kingdom (X0), EC2M 7PY

## Item 2. Identity and Background
Name of person filing: Nikolaus Senn
Residence or business address: 50 Liverpool Street, London, EC2M 7PY, United Kingdom,
Present principal occupation or employment: The principal business of the Reporting Person is serving as a member of the Board of Directors (the "Board") of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Switzerland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funds in an aggregate amount of $1,292,495 have been used by the Reporting Person to purchase 287,221 ordinary shares in the Issuer's initial public offering (the "IPO"), which was consummated on March 24, 2025, and the source of funding for this transaction was derived from the personal funds of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: Reporting Person has no current plans, other than as a member of the Board, relating to (a) through (j) of Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See row 7 through 13 of the cover pages to this Schedule 13D
Number of shares as to which each person has sole or shared power to vote or dispose: See row 7 through 13 of the cover pages to this Schedule 13D
Transactions in the class effected during the past sixty days: The Reporting Person converted outstanding loans into ordinary shares upon the consummation of the IPO on March 24, 2025.
Other persons with the right to receive dividends or sale proceeds: No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Please see section "Certain Relationships and Related Party Transactions" of the registration statement on Form F-1, as amended (File No. 333-283012) which was declared effective on March 20, 2025.

Except as described herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A.

## Signatures
- Nikolaus Senn: /s/ Nikolaus Senn, Individual (06/26/2025)